EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 14, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited consolidated financial results for the three months ended March 31, 2024 (“Q1 2024”). For details of the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2024 (“Q1 2024 Financial Statements”) and management’s discussion and analysis for the three months ended March 31, 2024 (“Q1 2024 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified (C$ refers to Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  MAG reported net income of $14,895 ($0.14 per share) driven by income from Juanicipio (equity accounted) of $19,244, and adjusted EBITDA1 of $32,447 for the three months ended March 31, 2024.

  A total of 325,683 tonnes of ore at a silver head grade of 476 grams per tonne (“g/t”) (equivalent silver head grade2 713 g/t), was processed at Juanicipio during Q1 2024.

  Juanicipio achieved silver production and equivalent silver production2 of 4.5 and 6.4 million ounces, respectively, during Q1 2024.

  Juanicipio delivered robust cost performance with cash cost1 of $2.50 per silver ounce sold ($8.66 per equivalent silver ounce sold3), and all-in sustaining cost1 of $6.11 per silver ounce sold ($11.22 per equivalent silver ounce sold3) in Q1 2024.

  Juanicipio generated strong operating cash flow of $42,521 and free cash flow1 of $27,820 in the first quarter of 2024 after tax payments of $25,772.

  Juanicipio returned a total of $17,459 in interest and loan principal repayments to MAG during Q1 2024.

  MAG published its updated technical report on Juanicipio on March 27, 2024 outlining robust economics with an after tax NPV of $1.2 billion over an initial 13-year life of mine, generating annual average free cashflow exceeding $130 million. Mineral Resources increased by 33% from the 2017 PEA, with substantial growth in Measured and Indicated categories. Inferred resources also expanded, highlighting significant near-term, high-grade upside potential. An inaugural 15.4 million tonnes Mineral Reserve Estimate at 628 g/t silver equivalent grade was declared enhancing economic confidence. Extensive exploration upside remains, with only 5% of the property explored, indicating high potential for further discoveries.

  MAG announced 2024 production and cost guidance with Juanicipio expected to produce between 14.3 million and 15.8 million silver ounces yielding between 13.2 million and 14.6 million payable silver ounces at all-in sustaining costs of between $9.50 and $10.50 per silver ounce sold. Juanicipio remains on track to achieve 2024 guidance.

  On March 22, 2024 the Company, through its Gatling Exploration Inc. subsidiary, acquired 100% ownership of the Goldstake property (contiguous to its current land holdings) from Goldstake Explorations Inc. and Transpacific Resources Inc., for consideration of C$5,000.

________________________
1 Adjusted EBITDA, total cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below ‘Non-IFRS Measures’ section and section 12 of the Q1 2024 MD&A for a detailed reconciliation of these measures to the Q1 2024 Financial Statements.
2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc.
3 Equivalent silver ounces sold have been calculated using realized price assumptions to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices of $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc.

CORPORATE

  The Company is well underway with the preparation of its 2023 sustainability report underscoring its continued commitment to transparency with its stakeholders while providing a comprehensive overview of the Company’s environmental, social and governance (“ESG”) commitments, practices and performance for 2023. A copy of MAG’s 2022 sustainability report and MAG Silver 2022 ESG Data Table are available on the Company’s website at https://magsilver.com/esg/reports/4.

________________________
4 Information contained in or otherwise accessible through the Company’s website, including the 2022 sustainability report and MAG Silver 2022 ESG Data Table, do not form part of this News Release and are not incorporated into this News Release by reference.

EXPLORATION

  Juanicipio:
    Infill drilling at Juanicipio continued in Q1 2024 from underground aimed at upgrading mineralization in areas expected to be mined in the near to mid-term. During Q1 2024, 11,271 metres were drilled from underground.
    Surface drilling focused on expanding and upgrading the deeper zones and broader regional exploration started in April 2024.
    During 2024, Juanicipio plans to drill a total of 50,000 metres, with 33,000 metres from underground and 17,000 metres from surface.
  Deer Trail Project, Utah:
    On May 29, 2023 MAG started a Phase 3 drilling program focused on up to three porphyry “hub” target areas thought to be the source of the manto, skarn, epithermal mineralization and extensive alteration throughout the project area including that at the Deer Trail and Carissa zones. In late 2023 an early onset of winter snowfall impacted the commencement of the third porphyry “hub” target, which is now expected to be drilled in 2024. The two completed “hub” holes to date total 2,738 metres. Both holes intercepted alteration and mineralization in line with what is expected on the edges of porphyry systems. Follow-up drill targets are planned for summer 2024.
    With the early onset of snowfall, Phase 4 drilling focussed on lower elevations commenced in the last quarter of 2023 and continued through Q1 2024, aimed at offsetting the Carissa discovery and testing other high-potential targets in the Deer Trail mine area. During Q1 2024, 1,208 metres were drilled at Carissa with results pending.

  Larder Project, Ontario:

    Drilling targeting Cheminis and Bear totalled 5,391 metres in Q1 2024. Targets tested include down plunge extension of the high-grade double knuckle at the Bear East zone and extending the Cheminis south mine sequence down plunge.
    Cheminis Update: Follow-up drilling of the Cheminis South Cadillac-Larder Break (“CLD”) mine sequence down plunge is planned to test below the most recent intercepts. Hole GAT-24-026 intersected a new zone on the north side of the CLB within a fuchsite-silica-albite altered komatiite grading 3.9 g/t gold over 16 metres with 2 higher grade shoots associated with albite dykes (see Table 1 below).
    Bear Update: Utilizing the updated model and incorporating the updated data from recent drilling, the Bear East zone was successfully extended down plunge by up to 1,100 metres depth. Hole GAT-24-024NB intersected gold mineralization on both sides of the CLB which confirms the presence of either another structural trap at depth or the continuation of the “double knuckle” zone at surface. Gold mineralization intersected on the north zone included 9.4 g/t gold over 2.2 metres within a strongly altered komatiite with syenite intrusions and 1.6 g/t gold over 4.2 metres on the south zone within the south iron-rich volcanics (see Table 1 below). Bear East remains open in all directions.

Table 1: 2024 Larder Drillholes Highlights

Hole ID	From (m)	To (m)	Length (m)[1]	Gold (g/t)	Lithology	Target/Zone
GAT-24-024NB	1233.7	1244.0	10.3	2.3	Komatiites with Syenite Intrusions	North Bear Zone
Including	1234.1	1236.3	2.2	9.4	Syenite	North Bear Zone

and	1415.5	1419.7	4.2	1.6	South Volcanics	South Bear Zone

GAT-24-026	1127.0	1143.0	16.0	3.9	Green Komatiites with Albite dykes	North Cheminis Zone

Including	1134.3	1135.5	1.2	9.1	Green Komatiite with Albite dykes	North Cheminis Zone
Including	1137.4	1139.0	1.6	8.1	Green Komatiite with Albite dykes	North Cheminis Zone

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended March 31, 2024 and 2023, unless otherwise noted.

	Three months ended
	March 31,	March 31,
Key mine performance data of Juanicipio (100% basis)	2024	2023

Metres developed (m)	4,069	3,450

Material mined (t)	325,081	223,632
Material processed (t)	325,683	222,023

Silver head grade (g/t)	476	363
Gold head grade (g/t)	1.33	1.07
Lead head grade (%)	1.35%	0.74%
Zinc head grade (%)	2.50%	1.45%

Equivalent silver head grade (g/t) (1)	713	530

Silver payable ounces (koz)	3,995	2,001
Gold payable ounces (koz)	8.90	5.29
Lead payable pounds (klb)	7,747	2,825
Zinc payable pounds (klb)	11,846	3,650

Equivalent silver payable ounces (koz) (2)	5,627	2,796

(1)   Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc (Q1 2023: $21.85/oz silver, $1,775/oz gold, $0.915/lb lead and $1.30/lb zinc).
(2)   Equivalent silver payable ounces have been calculated using realized price assumptions to translate gold, lead and zinc to “equivalent” silver payable ounces (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices of $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc (Q1 2023 realized prices of $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

During the three months ended March 31, 2024 a total of 325,081 tonnes of ore were mined. This represents an increase of 45% over Q1 2023. Increases in mined tonnages at Juanicipio have been driven by the operational ramp up of the mine towards steady state targets.

During the three months ended March 31, 2024 a total of 325,683 tonnes of ore were processed through the Juanicipio plant; no ore was processed at the nearby Fresnillo and Saucito processing plants (100% owned by Fresnillo). This represents an increase of 47% over Q1 2023. The increase in milled tonnage has been driven by the Juanicipio mill commissioning and operational ramp up to nameplate capacity over the course of 2023.

The silver head grade and equivalent silver head grade for the ore processed in the three months ended March 31, 2024 was 476 g/t and 713 g/t, respectively (three months ended March 31, 2023: 363 g/t and 530 g/t, respectively). Head grades in Q1 2023 were lower as low-grade commissioning stockpiles were processed through the Juanicipio plant. Silver metallurgical recovery during Q1 2024 was 89.1% (Q1 2023: 87.0%) reflecting ongoing optimizations in the processing plant.

The following table provides a summary of the total cash costs5 and all-in sustaining costs5 (“AISC”) of Juanicipio for the three months ended March 31, 2024, and 2023.

	Three months ended
	March 31,	March 31,
Key mine performance data of Juanicipio (100% basis)	2024	2023

Total cash costs (5)	9,973	22,439
Cash cost per silver ounce sold ($/oz) (5)	2.50	11.21
Cash cost per equivalent silver ounce sold ($/oz) (5)	8.66	14.55

All-in sustaining costs (5)	24,393	32,902
All-in sustaining cost per silver ounce sold ($/oz) (5)	6.11	16.44
All-in sustaining cost per equivalent silver ounce sold ($/oz) (5)	11.22	18.29

________________________
5 Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please see the “Non-IFRS Measures” section below and section 12 of the Q1 2024 MD&A for a detailed reconciliation of these measures to the Q1 2024 Financial Statements. Equivalent silver ounces sold have been calculated using realized price assumptions to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices of $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc (Q1 2023: $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended March 31, 2024 and 2023.

	Three months ended
	March 31,	March 31,
	2024	2023
	$	$
Sales	123,689	51,482
Cost of sales:
Production cost	(36,787)	(27,378)
Depreciation and amortization	(22,038)	(7,955)
Gross profit	64,864	16,149
Consulting and administrative expenses	(4,189)	(1,499)
Extraordinary mining and other duties	(1,392)	(520)
Interest expense	(3,979)	(3,816)
Exchange losses and other	(1,297)	(2,864)
Net income before tax	54,007	7,451
Income tax expense	(14,249)	6,731
Net income (100% basis)	39,758	14,182
MAG’s 44% portion of net income	17,494	6,240
Interest on Juanicipio loans - MAG's 44%	1,751	1,679
MAG’s 44% equity income	19,244	7,919

Sales increased by $72,207 during the three months ended March 31, 2024, mainly due to 179% higher metal volumes and 2% higher realized metal prices.

Offsetting higher sales was higher production cost ($9,409) which was driven by higher sales and operational ramp-up in mining and processing, including $3,545 in inventory movements, and higher depreciation ($14,083) as the Juanicipio mill achieved commercial production and commenced depreciating the processing facility and associated equipment in June 2023. Operating margin increased by 21% to 52%, mainly due to operational leverage and the lower reliance on the nearby Fresnillo and Saucito processing facilities.

Other expenses increased by $2,159 mainly as a result of higher extraordinary mining and other duties ($872) in relation to higher precious metal revenues from the sale of concentrates and higher consulting and administrative expenses ($2,690) as an operator services agreement became effective upon initiation of commercial production (the “Operator Services Agreement”), offset by lower exchange losses and other costs ($1,566).

Taxes increased by $20,980 impacted by higher taxable profits generated during Q1 2024, and non-cash deferred tax credits related to the commencement of use of plant and equipment in Q1 2023.

Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended March 31, 2024 (325,683 tonnes processed)				Three Months Ended March 31, 2023 Amount $
Payable Metals	Quantity	Average Price $	Amount $
Silver	3,994,614 ounces	23.73 per oz	94,810	45,875
Gold	8,904 ounces	2,112 per oz	18,807	10,367
Lead	3,514 tonnes	0.92 per lb.	7,100	2,661
Zinc	5,373 tonnes	1.08 per lb.	12,836	5,208
Treatment, refining, and other processing costs (2)			(9,864)	(12,629)
Sales			123,689	51,482
Production cost			(36,787)	(27,378)
Depreciation and amortization (1)			(22,038)	(7,955)
Gross Profit			64,864	16,149

(1) The underground mine was considered readied for its intended use on January 1, 2022, whereas the Juanicipio processing facility started commissioning and ramp-up activities in January 2023, achieving commercial production status on June 1, 2023.
(2) Includes toll milling costs from processing mineralized material at the Saucito and Fresnillo plants for Q1 2023.

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2024

As at March 31, 2024, MAG had working capital of $72,833 (December 31, 2023: $67,262) including cash of $74,683 (December 31, 2023: $68,707) and no long-term debt. As well, as at March 31, 2024, Juanicipio had working capital of $107,088 including cash of $30,991 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended March 31, 2024 amounted to $14,895 (March 31, 2023: $4,713) or $0.14/share (March 31, 2023: $0.05/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $19,244 (March 31, 2023: $7,919) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for MAG’s share of income from its equity accounted investment in Juanicipio).

	For the three months ended
	March 31, 2024	March 31, 2023
	$	$

Income from equity accounted investment in Juanicipio	19,244	7,919
General and administrative expenses	(4,109)	(3,272)
General exploration and business development	(357)	(102)
Operating income	14,778	4,545

Interest income	827	564
Other income	537	127
Foreign exchange loss	(163)	(180)
Income before income tax	15,979	5,056

Deferred income tax expense	(1,084)	(343)

Net income	14,895	4,713

NON-IFRS MEASURES

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS measure) as presented in the notes to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$, except per ounce amounts)	2024	2023
Production cost as reported	36,787	27,378
Depreciation on inventory movements	673	149
Adjusted production cost	37,460	27,527
Treatment, refining, and other processing costs	9,864	12,629
By-product revenues (2)	(38,743)	(18,236)
Extraordinary mining and other duties	1,392	520
Total cash costs (1)	9,973	22,439
Silver ounces sold	3,994,614	2,000,974
Equivalent silver ounces sold (3)	5,626,959	2,796,391
Cash cost per silver ounce sold ($/ounce)	2.50	11.21
Cash cost per equivalent silver ounce sold ($/ounce)	8.66	14.55

(1)  As Q3 2023 represented the first full quarter of commercial production, information presented for total cash costs together with their associated per unit values are not directly comparable.
(2)   By-product revenues relates to the sale of other metals namely gold, lead, and zinc.
(3)   Equivalent silver payable ounces have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver payable ounces (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc (Q1 2023: $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

The following table provides a reconciliation of AISC of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$, except per ounce amounts)	2024	2023
Total cash costs	9,973	22,439
General and administrative expenses	4,189	1,499
Exploration	1,368	2,133
Sustaining capital expenditures	8,598	6,598
Sustaining lease payments	208	179
Interest on lease liabilities	(16)	(6)
Accretion on closure and reclamation costs	72	59
All-in sustaining costs (1)	24,393	32,902
Silver ounces sold	3,994,614	2,000,974
Equivalent silver ounces sold (2)	5,626,959	2,796,391
All-in sustaining cost per silver ounce sold ($/ounce)	6.11	16.44
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	11.22	18.29
Average realized price per silver ounce sold ($/ounce)	23.73	22.93
All-in sustaining margin ($/ounce)	17.63	6.48
All-in sustaining margin ($/equivalent ounce)	12.51	4.64
All-in sustaining margin	70,417	12,973

(1)  As Q3 2023 represented the first full quarter of commercial production, information presented for all-in sustaining costs and all-in sustaining margin together with their associated per unit values are not directly comparable.
(2)   Equivalent silver payable ounces have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver payable ounces (metal quantity, multiplied by metal price, divided by silver price). Q1 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc, (Q1 2023 realized prices: $22.93/oz silver, $1,959.50/oz gold, $0.94/lb lead and $1.43/lb zinc).

For the three months ended March 31, 2024 the Company incurred corporate G&A expenses of $3,964 (three months ended March 31, 2023: $3,262), which exclude depreciation expense.

The Company’s attributable silver ounces sold and equivalent silver ounces sold for the three months ended March 31, 2024 were 1,757,630 and 2,475,862 respectively (three months ended March 31, 2023: 880,429 and 1,230,412 respectively), resulting in additional all‐in sustaining cost for the Company of $2.26/oz and $1.60/oz respectively (three months ended March 31, 2023: $3.71/oz and $2.65/oz respectively), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS measure) of the Company per the Q1 2024 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
(in thousands of US$)	2024	2023
Net income after tax	14,895	4,713
Add back (deduct):
Taxes	1,084	343
Depreciation and depletion	145	10
Finance costs (income and expenses)	(1,201)	(511)
EBITDA (1)	14,923	4,555
Add back (deduct):
Adjustment for non-cash share-based compensation	966	763
Share of net earnings related to Juanicipio	(19,244)	(7,919)
MAG attributable interest in Junicipio Adjusted EBITDA	35,802	9,718
Adjusted EBITDA (1)	32,447	7,117

(1)   As Q3 2023 represents the first full quarter of commercial production, information presented for EBITDA and Adjusted EBITDA is not directly comparable.

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS measure), as presented in the notes to the Q1 2024 Financial Statements.

	Three months ended March 31,
(in thousands of US$)	2024	2023
Cash flow from operating activities	42,521	(29,910)
Less:
Cash flow used in investing activities	(14,492)	(19,004)
Sustaining lease payments	(208)	(179)
Juanicipio free cash flow (1)	27,820	(49,093)

(1)   As Q3 2023 represents the first full quarter of commercial production, comparative information presented for free cash flow of Juanicipio is not directly comparable.

Qualified Persons: All scientific or technical information in this press release including assay results referred to, and mineral resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding the additional information from future drill programs;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio, including the potential for additional cash calls;
  expected upside from additional exploration;
  expected results from Deer Trail Project drilling;
  expected results from the Larder Project at the Fernland, Cheminis, and Bear zones;
  expected capital requirements and sources of funding; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Credit Facility; the expected use of the Credit Facility; risks relating to the development of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; supply chain constraints and general costs escalation in the current inflationary environment heightened by the invasion of Ukraine by Russia and the events relating to the Israel-Hamas war; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the 2017 PEA; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2023 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email:info@magsilver.com